                                    FORM 6-K

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                                               Commission File Number: 333-10486


                         For the Month of September 2002


                            Trend Micro Incorporated
                (Translation of registrant's name into English)


             Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
                        Shibuya-ku, Tokyo 151-8583, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X        Form 40-F
                                  ---                 ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                    No  X
                            ---                   ---


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  --------------

                               Table of Contents

1.    Notice of Extraordinary General Meeting of Shareholders, dated
August 19, 2002.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Trend Micro Incorporated

Date: September 6, 2002                    By: /s/ Mahendra Negi
                                              --------------------
                                              Mahendra Negi
                                              Representative Director;
                                              Chief Financial Officer
                                              and Executive Vice
                                              President

                                                                Attachment No. 1

                                                                 August 19, 2002

Dear Shareholders

                                                  Odakyu Southern Tower 20F, 2-1
                                        Yoyogi 2-chome, Shibuya-ku, Tokyo, Japan

                                                        TREND MICRO INCORPORATED

                          President and Representative Director: Ming-Jang Chang



             NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS


Dear Sirs and Madams


The Extraordinary General Meeting of Shareholders of us will be held as follows. We hereby notify and request your attendance to the Meeting.

If you are unable to attend such meeting, we ask you to kindly review the following Reference Material, and fill out the Voting Form enclosed herein with your decision. Please also kindly return such Form to us with your seal impression affixed.

1.    Date:     10 a.m. on September 12, 2002 (Thursday)

2.    Place:    Century Room, B1 floor, Century Hyatt Tokyo,
                7-2, Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo, Japan

3.    Purpose of the Meeting:

      Resolution Matters:

      Agenda 1: Amendment of the part of the Articles of Association

          The brief explanation of the agenda is provided for in the "Reference Materials for Voting" (from page 2 through page 5 ) below.

      Agenda 2: Issuance of the stock acquisition rights as stock options to directors, employees and advisors of us and our subsidiaries and to employees scheduled to be employed

          The brief explanation of the agenda is provided for in the "Reference Materials for Voting" (from page 6 through page 8 ) below.



Upon your attendance to the meeting, we ask you to kindly submit the enclosed Voting Form to the reception of the Meeting.

                          REFERENCE MATERIAL FOR VOTING


1.   Number of Voting Rights of all Shareholders:                        264,754


2.   Agenda and Reference Information:

Agenda 1: Amendment of the part of the Articles of Association:

1.   Reason for Amendment

     (1) In connection with establishment of the new system for stock acquisition rights, and computerization of all documents relating to companies pursuant to the enforcement of "The Law Amending a Part of the Commercial Code (Law No. 128 of 2002)" on April 1, 2002, we propose to delete Article 5-2 (Grant of Rights to Subscribe for New Shares), Article 38 (Conversion of Convertible Bonds and Dividends or Interim Dividends Thereon) in the current Articles of Association, and propose to make necessary amendment of Article 10 (Record Date),
          Article 14 (Exercise of Voting Rights by Proxy), Article 15 (Minutes),
          Article 23 (Minutes of the Board of Directors), Article 32 (Minutes of the Board of Corporate Auditors), Article 36 (Dividends) and Article 37 (Interim Dividends) in the current Articles of Association, respectively.

     (2) In connection with the extension of term of office of corporate auditors pursuant to the enforcement of "The Law Amending a Part of the Commercial Code and a Part of the Law Concerning Exception for Commercial Code Concerning Audit of Joint Stock Company (Law No. 149 of 2001)", we propose to amend Article 28 (Term of Office of Corporate Auditors) in the current Articles of Association. For your reference, we propose to set forth in the supplementary provisions the terms of office of the corporate auditors who have been in office before the close of the annual general meeting of shareholders regarding fiscal year ending December 2002, pursuant to Article 7 of the Supplementary Provisions in the Amendment.

     (3) With respect to Article 21 (Representative Directors) in the current Articles of Association, we propose to delete the provision that the representative director shall be elected from among the directors with special titles

     (4)  We propose to changes in phraseology and clause number.

2.   Description of Amendment
-----------------------------

     The description of amendment is set forth below.

                                                                           (The amended parts are noted by underline)
----------------------------------------------------------------------------------------------------------------------
          Current Articles of Association                                       Proposed Amendment
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Article 5-2                                                                          (Deleted)
-----------
(Grant of Rights to Subscribe for New Shares)
---------------------------------------------

The Company may grant the directors and
employees of the Company and of the
specified related corporations referred to
under Article 9, paragraph 1 of the Law
Regarding the Special Treatment in relation
to Revitalization of Industries the rights
to subscribe for new shares referred to
under Article 280-19 of the Commercial Code.
                                                                          Article 10
Article 10                                                               (Record Date)
(Record Date)
                                                                         (1)   The shareholders (including beneficial
(1)   The shareholders (including beneficial                                   shareholders, likewise hereinafter) appearing or
      shareholders, likewise hereinafter)                                                                                    --
      appearing in the register of                                             electrically recorded in the register of
      shareholders of the Company as of the                                    ---------------------
      last day of each fiscal year shall be                                    shareholders of the Company as of the last day of
      entitled to exercise their rights at                                     each fiscal year shall be entitled to exercise
      the ordinary general meeting of                                          their rights at the ordinary general meeting of
      shareholders relating to the relevant                                    shareholders relating to the relevant accounts.
      accounts.

(2)   In addition to the preceding paragraph,                             (2)   In addition to the preceding paragraph, the
      the Company may, if necessary, determine the                              Company may, if necessary, determine the
      shareholders or registered pledgees                                       shareholders or registered pledgees appearing or
      appearing in the register of shareholders                                                                               ---
      as of a certain date to be entitled to exercise                           electrically recorded in the register of
      their rights by giving prior public                                       ---------------------
      notice in accordance with a resolution of the                             shareholders as of a certain date to be entitled to
      Board of Directors.                                                       exercise their rights by giving prior public
                                                                                notice in accordance with a resolution of the
                                                                                Board of Directors.

Article 14                                                               Article 14
(Exercise of Voting Rights by Proxy)                                     (Exercise of Voting Rights by Proxy)

(1)   A shareholder may exercise his/her voting rights                  (1)    (as it is)
      through a proxy who is also a shareholder of the
      Company having voting rights.

(2)   In case of the preceding paragraph, the proxy shall               (2)    In case of the preceding paragraph, the
      be required to file with the Company a document                                                               ---
      evidencing his/her authority each time he/she acts                       shareholder or the proxy shall be required to file
      as proxy.                                                                --------------
                                                                               with the Company a document evidencing his/her
                                                                               authority each time he/she acts as proxy.

Article 15                                                               Article 15
(Minutes)                                                                (Minutes)

The substance of proceedings at a general meeting of                           The substance of proceedings at a general meeting of
shareholders and the results thereof shall be recorded                         shareholders and the results thereof shall be
in the minutes of the meeting which shall bear the names                       recorded or electrically recorded in the minutes of
and seals of the chairman and the directors present thereat.                               ---------------------
                                                                               the meeting which shall bear the names and seals or
                                                                               electrical signature of the chairman and the
                                                                               --------------------
                                                                               directors present thereat.

Article 21                                Article 21
(Representative Directors)                (Representative Directors)

(1)  The President and Director shall     (1)  (as it is)
     represent the Company and manage
     the business of the Company.

(2)  By resolution of the Board of        (2)  By resolution of the Board of
     Directors, the Company may elect          Directors, the Company may elect
     the director who represents the           the director who represents the
     Company from among the directors          Company.
             ------------------------
     with special titles provided in
     -------------------------------
     the preceding Article.
     ---------------------

Article 23                                Article 23
(Minutes of the Board of Directors)       (Minutes of the Board of Directors)

The substance of proceedings at a         The substance of proceedings at a
meeting of the Board of Directors and     meeting of the Board of Directors and
the results thereof shall be recorded     the results thereof shall be recorded
in the minutes of the meeting which       or electrically recorded in the
shall bear the names and seals of the     ------------------------
directors and corporate auditors          minutes of the meeting which shall
present thereat.                          bear the names and seals or electrical
                                                                   -------------
                                          signature of the directors and
                                          ---------
                                          corporate auditors present thereat.


Article 28                                Article 28
(Term Of Office Of Corporate Auditors)    (Term of Office of Corporate Auditors)

(1)  The term of office of corporate      (1)  The term of office of corporate
     auditors shall expire at the              auditors shall expire at the
     conclusion of the ordinary general        conclusion of the ordinary
     meeting of shareholders with              general meeting of shareholders
     respect to the last closing of            with respect to the last closing
     accounts within three (3) years           of accounts within four (4) years
                     ---------                                    --------
     after their assumption of office.         after their assumption of office.


(2)  The term of office of any             (2) (as it is)
     corporate auditor elected to fill
     a vacancy due to early retirement
     shall be the same as the remainder
     of the term of office of the
     retired corporate auditor.


Article 32                                Article 32
(Minutes of the Board of Corporate        (Minutes of the Board of Corporate
Auditors)                                 Auditors)

The substance of proceedings at a         The substance of proceedings at a
meeting of the Board of Corporate         meeting of the Board of Corporate
Auditors and the results thereof          Auditors and the results thereof shall
shall be recorded in the minutes of       be recorded or electrically recorded
the meeting which shall bear the                      ------------------------
names and seals of the corporate          in the minutes of the meeting which
auditors present thereat.                 shall bear the names and seals or
                                                                         --
                                          electrical signature of the corporate
                                          --------------------
                                          auditors present thereat.


Article 36                                Article 36
(Dividends)                               (Dividends)


Dividends of the Company shall be         Dividends of the Company shall be
paid to shareholders or registered        paid to shareholders or registered
pledgees appearing in the final           pledgees appearing or electrically
register of shareholders of the                              ---------------
Company as of December 31 of each         recorded in the final register of
year.                                     --------
                                          shareholders of the Company as of
                                          December 31 of each year.

Article 37                                                   Article 37
(Interim Dividends)                                          (Interim Dividends)

The Company may, upon resolution of the Board of             The Company may, upon resolution of the Board of
Directors, make pecuniary distribution provided for in       Directors, make pecuniary distribution provided
Article 293-5 of the Commercial Code (hereinafter            for in Article 293-5 of the Commercial Code
referred to as the "interim dividends") to shareholders      (hereinafter referred to as the "interim
or registered pledgees appearing in the final register       dividends") to shareholders or registered
of shareholders of the Company as of June 30 of each         pledgees appearing or electrically recorded in
                                                                                ------------------------
year.                                                        the final register of shareholders of the Company
                                                             as of June 30 of each year.

Article 38                                                                  (deleted)
----------
(Conversion of Convertible Bonds and
------------------------------------
Dividends or Interim Dividends Thereon)
---------------------------------------

The first dividends or interim dividends on shares issued upon conversion of convertible bonds shall be paid on an assumption that the conversion has taken place on January 1 for claims made during a period from January 1 through June 30 and on July 1 for claims made during a period from July 1 through December 31.

Article 39                                                   Article 38
        --                                                           --
(Prescription Period of Dividends)                           (Prescription Period of Dividends)

(omitted)                                                    (as it is)


(New Article)                                                Supplementary Provision:
                                                             -----------------------

                                                             Notwithstanding the provisions of Article 28,
                                                             ---------------------------------------------
                                                             "within four (4) years after their assumption of
                                                             ------------------------------------------------
                                                             office" in the Article 28 shall be replaced into
                                                             ------------------------------------------------
                                                             "within three (3) years after their assumption of
                                                             -------------------------------------------------
                                                             office" with respect to the corporate auditors
                                                             ----------------------------------------------
                                                             who have been in office before the close of the
                                                             -----------------------------------------------
                                                             annual general meeting of shareholders regarding
                                                             ------------------------------------------------
                                                             fiscal year ending December 2002; provided,
                                                             -------------------------------------------
                                                             however, that this supplementary provision shall
                                                             ------------------------------------------------
                                                             be deleted upon the retirement of all such
                                                             ------------------------------------------
                                                             corporate auditors.
                                                             -------------------

Agenda 2: Issuance of the stock acquisition rights as stock options to directors, employees and advisors of us and our subsidiaries and to employees scheduled to be employed:

     We would kindly ask the approval of the Issuance of the stock acquisition rights (the "Options") as stock options to directors, employees and advisors of us and our subsidiaries and to employees scheduled to be employed according to the following terms and conditions under the Article 280-20 and 280-21 of the Commercial Code.

     1.   Reason for the issuance of the Options to the persons other than the
     -------------------------------------------------------------------------
          shareholders on especially favorable terms and conditions:
          ----------------------------------------------------------

          In order to introduce a stock option plan targeting to directors, employees and advisors of us and our subsidiaries and to employees scheduled to be employed for the purpose to challenge or strengthen their motivation and moral to the business performance of our group, and to raise shareholder value by strengthening the business development emphasizing shareholder's interests.

     2.   Terms and conditions of the Options
          -----------------------------------

          (1)  Class of shares to be issued upon the exercise of the Options:

               Ordinary shares of the Company

          (2)  Number of shares to be issued upon the exercise of the Options:

               Up to 2,000,000 shares in aggregate

               In case of stock split or consolidation, the number of shares to be issued upon the exercise of the Options (the "Option Shares") shall be adjusted using the following formula; provided, however, that such adjustment shall be made only for the Options which remain unexercised at that time, and any fractions less than one
               (1) share resulting from such adjustment shall be disregarded.

               Number of Shares    =   Number of Shares                1
                                                          x -------------------------
               after Adjustment        before Adjustment    Split/Consolidation Ratio


               In addition, in the event of succession of the Options resulting from merger or amalgamation of the Company, stock exchange resulting the Company in 100% controlling company and/or split-off of the Company, then the Company may also adjust the number of the Option Shares.

          (3)  Aggregate number of the Options to be issued:

               Up to 4,000 in aggregate

               The number of the Option Shares is 500 shares per one (1) Option; provided, however, that in case of stock split or consolidation, such number shall be adjusted according to clause (2) above.

             (4)    Issue price of the Options:

                    No consideration



             (5)    Paid-in-price upon the exercise of the Options:

                    The paid-in-price upon the exercise of the Options (the "Exercise Price") shall be the closing price of the shares of the Company established through regular transactions reported by the Tokyo Stock Exchange on the date when the Options will be granted or the immediately preceding date of such date if there is no trading on such date; provided, however, that if such Exercise Price is less than the average price (any fractions less than one (1) yen shall be rounded up) of the daily closing prices of the shares of the Company (including quotations) established through regular transactions and reported by the Tokyo Stock Exchange for a period of thirty (30) trading days (excluding any day on which a closing price is not reported) commencing on the forty fifth (45th) day prior to the immediately following date when the Option will be granted, then the Exercise Price shall be such average price.

                    In the event of stock split or consolidation, the Exercise Price shall be adjusted using the following formula and any fractions less than one (1) yen resulting from such adjustment shall be rounded up.

                      Exercise Price        Exercise Price                   1
                                        =                     x  --------------------------
                     after Adjustment      before Adjustment      Split/Consolidation Ratio

                    In the event of issuance of shares at a subscription price less than the market price through shareholder allocation, then the Exercise Price shall be adjusted using the following formula and any fraction less than one (1) yen resulting from such adjustment shall be rounded up.

                                                             Number of           Number of Shares           Subscription
                        Exercise          Exercise         Shares issued          newly issued       x     Price per share
                                                                            + -----------------------------------------------
                      Price after   =   Price before   x  and outstanding            Share Price before new issue
                                                         --------------------------------------------------------------------
                       Adjustment        Adjustment        Number of Shares issued and        Number of Shares newly
                                                                  outstanding            +           issued


                    In addition, in the event of succession of the Options resulting from merger or amalgamation of the Company, stock exchange resulting the Company in 100% controlling company and/or split-off of the Company, then the Company may also adjust the number of the Option Shares.

             (6)    Exercise period of the Options:

                    From November 1, 2003 through October 31, 2007

         (7)   Conditions on the exercise of the Options:

               (a) Only the person having the Options (the "Optionee") who is a director, corporate auditor, employee or advisor of the Company or its subsidiary may exercise the Options unless the board of directors of the Company approves it has valid reason.

               (b) In the event of death of the Optionee, then the successor(s) of the Optionee may succeed the Options so long as such successor makes necessary arrangement within six (6) month of the Optionee's death; provided, however, that no successor may exercise the succeeded Options unless such successor exercises such succeeded Options within six
                     (6) month of the Optionee's death.

               (c) If there is any provision restricting the exercise of the Options for the period set forth in (6) above in the "Agreement of Grant of Stock Acquisition Rights" to be entered into between the Company and directors, employees and advisors, and employees scheduled to be employed according to the resolution of this shareholders' meeting and board of directors, then the Optionees shall exercise in accordance with such provisions.

               (d) No Option may be disposed including, but not limited to, pledge.

               (e) Any other condition and restriction shall be provided for in the "Agreement of Grant of Stock Acquisition Rights". The Company may enter into the "Agreement of Grant of Stock Acquisition Rights" with the conditions (a) through (d) more restricting the Optionees.

         (8)   Events and conditions of cancellation of the Options:

               (a) In the event of the approval of the contract of merger or amalgamation resulting the Company in the defunct company, or the approval by the meeting of shareholders of the agenda with respect to the approval of the share transfer or the contract of stock exchange resulting the Company in 100% controlling company, then the Company may cancel the Options without any consideration.

               (b) In the event that the Optionee does not satisfy the conditions in sub-clause (a), (b), (c) or (e) of clause (7) above and such Optionee forfeits the Options, then the Company may cancel such Options without any consideration; provided, however, that in this case, the Company may make necessary arrangement for the cancellation in the block after the end of the Exercise Period.

         (9)   Transfer restriction of the Options:

               No Option may be transferred or assigned without approval of the board of directors.